September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell

Re:	APRINOIA Therapeutics Inc. Registration Statement on Form F-1, as amended (File No. 333-276696) Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, APRINOIA Therapeutics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern Time, on September 30, 2024, or as soon as thereafter as possible.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

The Company understands that the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Commission today.

[Signature page follows]

Very truly yours,

APRINOIA Therapeutics Inc.

By:	/s/ Mark Shearman
	Name:	Mark Shearman
	Title:	Chief Executive Officer

cc:	Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc. Will H. Cai, Cooley LLP Reid S. Hooper, Cooley LLP